Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS FIRST QUARTER 2017 RESULTS

Brookfield, News, May 4, 2017 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2017.

	Three Months Ended March 31
US$ millions (except per unit amounts), unaudited	2017)	2016
Net (loss) income[1]	$16	$78
– per unit[2,3]	$(0.03)	$0.17
FFO[4]	$261	$234
– per unit[5]	$0.71)	$0.68

Brookfield Infrastructure reported net income for the quarter of $16 million (loss of $0.03 per unit) compared to net income of $78 million ($0.17 per unit) in the prior year.  Net income was higher across all of our operating segments compared to 2016, however these results were offset by the impact of non-cash movements of foreign currency hedges.  The prior year period also included a non-recurring gain of     $40 million related to our toe-hold investment in Asciano Limited.

FFO increased by 12% to $261 million, compared to the prior year, as our operations continue to benefit from solid organic growth. In addition, the contribution from the increased ownership in our Brazilian toll road business and from several recent acquisitions positively impacted results during the period. Our payout ratio6 for the period was 74%, reflecting the impact of the November equity issue which was executed in anticipation of the closing of the Nova Transportadora do Sudeste S.A. (NTS) acquisition (since closed). On a constant unit basis, our payout ratio would have been 69% which remains within our target range of 60-70%.

"We started 2017 with another quarter of strong FFO growth, reflecting the contribution of new assets acquired over the last 12 months," said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  "Following the recent acquisition of our Brazilian natural gas transmission business, we expect to see meaningful growth in our financial results for the balance of the year."

Segment Performance

All of our operating groups generated strong FFO as follows:

	Three Months Ended March 31
US$ millions, unaudited	2017	2016
FFO by segment
Utilities	$100	$100
Transport	123	94
Energy	62	40
Communications Infrastructure	19	19
Corporate and other	(43)	(19)
FFO	$261	$234)

The utilities segment generated FFO of $100 million for the quarter, which was in-line with the prior year.  Results for this segment increased due to strength in connection activity in our UK regulated distribution business, inflation-indexation across our operations and the commissioning of capital into the rate base over the past 12 months.  These positive results were offset by a lower contribution from our regulated terminal that experienced a reduction in its return due to a regulatory reset in 2016, in addition to the impact of the sale of a Canadian electricity transmission asset last year.

The transport segment posted strong results for the quarter, generating $123 million of FFO, which is up 31% from the prior year.  This increase was driven by higher tariffs and volumes across a number of our operations.  Results also reflect the incremental interest acquired in our Brazilian toll road business in the second quarter of 2016, new toll road assets in India and Peru, and the contribution from the Australian ports investment which closed in August 2016.

The energy segment generated FFO of $62 million in the first quarter, compared to $40 million last year.  The improved performance is the result of strong operating results at our natural gas transmission business that benefitted from higher gas transport volumes, contributions from newly secured contracts, and reduced leverage levels. Results for the segment also include earnings from the newly acquired gas storage assets in North America, partially offset by the impact of the sale of the Channel Islands gas distribution business.

Our communications infrastructure segment generated FFO of $19 million for the first three months of 2017, which was largely unchanged from the prior year.

Update on Strategic Initiatives

We have executed on a number of initiatives that will contribute to substantial growth in our business in the periods to come:

(I)
Brazilian natural gas transmission acquisition – In April, Brookfield Infrastructure completed the acquisition of an interest in NTS, investing $1.3 billion.  Brookfield Infrastructure will have operational control of this highly strategic asset that serves as the backbone of the country's growing natural gas sector.

(II)
India towers acquisition – The recently announced $200 million investment (our share) in a portfolio of over 40,000 towers from Reliance Telecom is progressing well and is expected to be completed in the third quarter of 2017.  We are also evaluating several other interesting opportunities in the country to meaningfully expand our presence.

(III)
Ongoing organic growth initiatives – We ended the period with over $2 billion of projects in our capital backlog and are seeing additional opportunities to replenish the pipeline. Notable projects include:

•
Our UK regulated distribution business was awarded the right to acquire up to 850,000 smart meters from two leading energy retailers.  With these two new awards, the business has now secured a total of up to 1.5 million smart meters, deploying approximately $400 million of capital (our share).  These meters should be commissioned by 2019 and will earn solid risk-adjusted returns.

•
Our Brazilian toll roads business was recently awarded a 30-year concession by the government, to operate and expand a 720 km road in the highly populated state of São Paulo.  This concession is particularly attractive to our business as the road connects with our existing network and expands our footprint in one of the most attractive economic regions in the country.  Brookfield Infrastructure will invest up to $215 million (our share) by way of an upfront payment and we expect to further deploy up to $90 million (our share) of capital over the next several years to expand and upgrade the road.

•
We agreed to purchase a total of five, high-quality district energy systems throughout North America.  In total, we expect to invest approximately $40 million (our share) for the various systems that are scheduled to close in the second half of 2017.

Our business development teams are also working to convert many further opportunities into investments which should provide further profitable growth for the various operating groups.

Appointment of a New Director

Brookfield Infrastructure is pleased to announce the appointment of John Mullen to the Board of Brookfield Infrastructure Partners Limited, effective May 3, 2017. John Mullen is an experienced businessman who has held senior positions with multinational transportation and logistics companies for more than two decades. Most recently, he was Managing Director and Chief Executive Officer of Asciano Limited. John currently serves as Chairman of the Board of Telstra Corporation Limited, Australia's largest telecommunications company.

In conjunction with this addition to the Board, David Hamill will be stepping down from our Board but will remain on the Board of another Brookfield affiliate. Derek Pannell, Chairman of the Board, stated "I am very pleased to welcome John Mullen to the Board and look forward to his advice and guidance.  John is a seasoned business executive who we know will be an asset to growing our operations. I would also like to thank David Hamill for his contribution since joining the Board.  His commitment to the success of Brookfield Infrastructure has been greatly appreciated."

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.435 per unit, payable on June 30, 2017 to unitholders of record as at the close of business on May 31, 2017. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5 and Series 7 have also been declared.

Additional Information
The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure's Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Please note that BIP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure's First Quarter 2017 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure's website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on May 4, 2017 at 9:00 a.m. Eastern Time at http://services.choruscall.ca/links/bip20170504.html or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Access code: 1241).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "target", "future", "growth", "expect",  "believe", "may",   "should", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure's business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, commissioning of our capital backlog, the issuance of additional units of Brookfield Infrastructure and the treatment of such units, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure's results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1  Includes net income attributable to non-controlling interests‒Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2  Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2017 was 259.5 million (2016 – 243.2 million).
3  Loss per LP unit as allocation of net income is reduced by preferred unit and incentive distributions paid during the period.
4  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.
5  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2017 was 369.5 million (2016 – 345.1 million).
6  Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar 31, 2017	Dec 31, 2016

Assets
Cash and cash equivalents	$1,323	$786
Financial assets	144	92
Property, plant and equipment	8,905	8,656
Intangible assets	4,638	4,465
Investments in associates	4,844	4,727
Investment properties	156	154
Deferred income taxes and other	2,274	2,376
Assets classified as held for sale	19	19
Total assets	$22,303	$21,275

Liabilities and partnership capital
Corporate borrowings	$1,693	$1,002
Non-recourse borrowings	7,423	7,324
Financial liabilities	412	381
Deferred income taxes and other	3,001	2,924
Total liabilities	12,529	11,631

Partnership capital
Limited partners	4,488	4,611
General partner	27	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,805	1,860
Interest of others in operating subsidiaries	2,859	2,771
Preferred unitholders	595	375
Total partnership capital	9,774	9,644
Total liabilities and partnership capital	$22,303	$21,275

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31,
US$ millions, except per unit information, unaudited	2017	2016

Revenues	$656	$454
Direct operating costs	(343)	(202)
General and administrative expenses	(51)	(37)
Depreciation and amortization expense	(120)	(100)
	142	115
Interest expense	(94)	(95)
Share of earnings from associates	23	4
Mark-to-market on hedging items	(37)	8
Other income	24	55
Income before income tax	58	87
Income tax (expense) recovery
Current	(12)	(4)
Deferred	—	5
Net income	46	88
Non-controlling interest of others in operating subsidiaries	(30)	(10)
Net income attributable to partnership	$16	$78

Attributable to:
Limited partners	(8)	41
General partner	28	20
Non-controlling interest – redeemable partnership units held by Brookfield	(4)	17
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.03)	$0.17

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2017 was 259.5 million (2016 – 243.2 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31,
US$ millions, unaudited	2017	2016

Operating Activities
Net income	$46	$88
Adjusted for the following items:
Share of earnings from associates, net of distributions	(5)	13
Depreciation and amortization expense	120	100
Mark-to-market on hedging items, provisions and other	21	(16)
Deferred tax recovery	—	(5)
Change in non-cash working capital, net	(4)	(18)
Cash from operating activities	178	162

Investing Activities
Net investments in:
Operating assets	—	(35)
Associates	(49)	(2)
Long-lived assets	(134)	(163)
Financial assets	(96)	(18)
Net settlement of foreign exchange contracts	(30)	50
Cash used by investing activities	(309)	(168)

Financing Activities
Distributions to limited and general partners	(194)	(153)
Net borrowings:
Corporate	683	152
Subsidiary	(41)	35
Other	—	(38)
Issuance of preferred units	220	—
Issuance of partnership units	6	3
Capital provided (to) by non-controlling interest, net of distributions	(14)	48
Cash from financing activities	660	47

Cash and cash equivalents
Change during the period	$529	$41
Impact of foreign exchange on cash	8	8)
Balance, beginning of period	786	199
Balance, end of period	$1,323	$248

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended March 31,
US$ millions, unaudited	2017	2016

Adjusted EBITDA
Utilities	$128	$134
Transport	165	132
Energy	86	72
Communications Infrastructure	22	21
Corporate and other	(51)	(37)
Total	350	322

Financing costs	(110)	(115)
Other income	21	27
Funds from operations (FFO)	261	234

Depreciation and amortization	(158)	(140)
Deferred taxes and other items	(87)	(16)
Net income attributable to the partnership	$16	$78

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three months ended March 31,
US$ millions, unaudited	2017	2016

(Loss) earnings per limited partnership unit[1]	$(0.03)	$0.17
Add back or deduct the following:
Depreciation and amortization	0.43	0.41
Deferred taxes and other items	0.31	0.10
FFO per unit[2]	$0.71	$0.68

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2017 was 259.5 million (2016 – 243.2 million).

2.
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2017 was 369.5 million (2016 –  345.1 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
 Statements of Partnership Capital

	As of
US$ millions, unaudited	Mar 31, 2017	Dec 31, 2016

Assets
Operating groups
Utilities	$1,827	$1,807
Transport	3,661	3,549
Energy	1,592	1,564
Communications Infrastructure	544	541
Cash and cash equivalents	1,198	549
	$8,822	$8,010

Liabilities
Corporate borrowings	$1,693	$1,002
Other liabilities	809	510
	2,502	1,512
Capitalization
Partnership capital	6,320	6,498
	$8,822	$8,010

Notes:
Partnership capital in these statements represents Brookfield Infrastructure's investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from the Brookfield Infrastructure's Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.